Exhibit 11.1
VERAMARK TECHNOLOGIES, INC.
Calculation of Earnings per Share

	Year Ended December 31,
	2008	2007	2006

Basic

Net Loss	$(431,411)	$(706,049)	$(488,341)

Weighted average common shares outstanding	9,560,414	8,972,412	8,843,154

Loss per common share	$(0.04)	$(0.08)	$(0.06)

Diluted

Net Loss	$(431,411)	$(706,049)	$(488,341)

Weighted average common shares outstanding	9,560,414	8,972,412	8,843,154

Additional dilutive effect of stock options & warrants after application of treasury stock method	—	—	—

Weighted average dilutive shares outstanding	9,560,414	8,972,412	8,843,154

Loss per common share assuming full dilution	$(0.04)	$(0.08)	$(0.06)